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           SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

                                 SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                        MFS COMMUNICATIONS COMPANY, INC.
                                (Name of Issuer)

       Depositary Shares Each Representing a One-Hundredth Interest in a Share of Series A 8% Cumulative Convertible Preferred Stock (Dividend
         Enhanced Convertible Stock--DECS) (Par Value $.01 Per Share)

                        (Title of Class of Securities)

                                  55272T 20 0
                                 (CUSIP Number)

                                 Rochelle Elias
                               Compliance Director
                             D. E. Shaw & Co., L.P.
                              120 West 45th Street
                                   39th Floor
                            New York, New York 10036

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 August 27, 1996

            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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===============================================================================
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
         D. E. Shaw & Co., Inc.
         13-3839469

(2)  CHECK THE
APPROPRIATE BOX IF A MEMBER OF A GROUP **                  (a)  [ ]
                                                           (b)  [x]
(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS
                 AF

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF        (7)  SOLE VOTING POWER

SHARES                -0-

BENEFICIALLY     (8)  SHARED VOTING POWER

OWNED BY              230,800

EACH             (9)  SOLE DISPOSITIVE POWER

REPORTING             -0-

PERSON WITH      (10)  SHARED DISPOSITIVE POWER

                       230,800

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              230,800

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES **                                    [ ]

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         2.5%


(14)     TYPE OF REPORTING PERSON **
         HC, CO

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!



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==============================================================================

(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
         D. E. Shaw & Co., L.P.
         13-3695715

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **    (a)  [ ]
                                                            (b)  [x]
(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS
                 AF
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                         [ ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF        (7)  SOLE VOTING POWER

SHARES                -0-

BENEFICIALLY     (8)  SHARED VOTING POWER

OWNED BY              157,800

EACH             (9)  SOLE DISPOSITIVE POWER

REPORTING             -0-

PERSON WITH      (10)  SHARED DISPOSITIVE POWER

                       157,800

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              157,800

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES **                                    [ ]

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              1.7%

(14)  TYPE OF REPORTING PERSON **
         PN

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


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==============================================================================

(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
         D. E. Shaw Investments, L.P.
         13-3470777

(2)  CHECK THE
APPROPRIATE BOX IF A MEMBER OF A GROUP **                  (a)  [ ]
                                                           (b)  [x]

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS
                 WC

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                         [ ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF        (7)  SOLE VOTING POWER

SHARES                -0-

BENEFICIALLY     (8)  SHARED VOTING POWER

OWNED BY              157,800

EACH             (9)  SOLE DISPOSITIVE POWER

REPORTING             -0-

PERSON WITH      (10)  SHARED DISPOSITIVE POWER

                       157,800

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              157,800

(12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **           [ ]

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              1.7%

(14)  TYPE OF REPORTING PERSON **
              BD, PN

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

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==============================================================================

(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
         D. E. Shaw & Co. International, L.L.C.
         13-3799946

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **   (a)  [ ]
                                                           (b)  [x]

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS
                 WC

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                         [ ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         (7)  SOLE VOTING POWER

SHARES                -0-

BENEFICIALLY      (8)  SHARED VOTING POWER

OWNED BY                73,000

EACH              (9)  SOLE DISPOSITIVE POWER

REPORTING              -0-

PERSON WITH       (10)  SHARED DISPOSITIVE POWER

                        73,000

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              73,000

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES **                                    [ ]

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              0.8%

(14)  TYPE OF REPORTING PERSON **
              OO

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


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==============================================================================

(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
         David E. Shaw

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **   (a)  [ ]
                                                           (b)  [x]

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS
                 AF

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                         [ ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

NUMBER OF        (7)  SOLE VOTING POWER

SHARES                -0-

BENEFICIALLY     (8)  SHARED VOTING POWER

OWNED BY              230,800

EACH             (9)  SOLE DISPOSITIVE POWER

REPORTING             -0-

PERSON WITH      (10)  SHARED DISPOSITIVE POWER

                       230,800

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               230,800

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES **                                    [ ]

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              2.5%

(14)  TYPE OF REPORTING PERSON **
         IN

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


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This Amendment No. 1 to the Schedule 13D, originally filed on August 8, 1996, relates to the Depositary Shares (the "Shares") Each Representing a One-Hundredth Interest in a Share of Series A 8% Cumulative Convertible Preferred Stock (Dividend Enhanced Convertible Stock--DECS) (Par Value $.01 Per Share) of MFS Communications Company, Inc. (the "Company").
Capitalized terms used herein but not defined herein shall have the meaning ascribed to them in the initial Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

No change.

ITEM 2.   IDENTITY AND BACKGROUND.

No change.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The first paragraph of Item 3 is hereby amended and restated as follows:

157,800 of the 230,800 Shares were purchased directly by InvLP, and the remaining 73,000 of the 230,800 Shares were purchased directly by IntlLLC. The amount of funds (excluding commissions and/or fees) used for the purchases of the Shares by InvLP was $2,407,740, and the amount of funds used for the purchases of the Shares by IntlLLC was $800,684.

ITEM 4.  PURPOSE OF THE TRANSACTION.

No change.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a) The percentage of Shares reported beneficially owned by each person herein is based on 9,500,000 Shares outstanding as of June 3, 1996, as stated by the Company.

As of August 27, 1996:

(i) DESCO Inc owns directly no Shares. By reason of the provisions of Rule 13d-3 of the Act, DESCO Inc may be deemed to own beneficially 230,800 Shares, comprising the Shares owned directly by InvLP and IntlLLC. DESCO Inc may be deemed to beneficially own approximately 2.5% of the Shares outstanding.

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(ii) DESCO LP owns directly no Shares. By reason of the provisions of Rule 13d-3 of the Act, DESCO LP may be deemed to own beneficially 157,800 Shares, comprising the Shares owned directly by InvLP. DESCO LP may be deemed to beneficially own approximately 1.7% of the Shares outstanding.


(iii) InvLP owns directly 157,800 Shares, constituting approximately 1.7% of the Shares outstanding.

(iv) IntlLLC owns directly 73,000 Shares, constituting approximately 0.8% of the Shares outstanding.

(v) David Shaw owns directly no Shares. By reason of the provisions of Rule 13d-3 of the Act, David Shaw may be deemed to own beneficially 230,800 Shares, comprising the Shares owned directly by InvLP and IntlLLC. David Shaw may be deemed to beneficially own approximately 2.5% of the outstanding Shares. David Shaw disclaims beneficial ownership of such 230,800 Shares.

(b) With respect to the number of Shares beneficially owned by each Reporting Person, each Reporting Person shares voting and dispositive power with the other Reporting Persons, except that InvLP and DESCO LP do not share voting or dispositive power with IntlLLC and vice versa.

(c) Except for the transactions listed in Schedule A, attached hereto, there have been no transactions with respect to the class of securities reported on by the persons named in paragraph (a) during the period from the 60th day prior to August 27, 1996 until August 27, 1996.

(d) No person other than each respective owner and general partner or member manager referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

No Change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

No change.

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            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



                                August 28, 1996


                                D. E. SHAW & CO., INC.
                                By: /s/ David E. Shaw
                                    President


                                D. E. SHAW & CO., L.P.
                                By: /s/ David E. Shaw

                                    Managing Director


                                D. E. SHAW INVESTMENTS, L.P.
                                By: D. E. SHAW & CO., L.P., as
                                    General Partner
                                By: /s/ David E. Shaw
                                    Managing Director


                                D. E. SHAW & CO. INTERNATIONAL, L.L.C.
                                By: D. E. SHAW & CO., INC., as
                                    member manager
                                By: /s/ David E. Shaw
                                    President


                                DAVID E. SHAW
                                /s/ David E. Shaw



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                                SCHEDULE A


Pursuant to Item 5(c), following are the transactions in the Shares during the period from the 60th day prior to August 27, 1996 until August 27, 1996. All transactions were effected over the counter.

Transaction       Date Of      Number Of Shares      Price Per
Effected By       Purchase     Bought (Sold)         Share

InvLP             960826       (7500)                73.9193
IntlLLC           960826       (3800)                73.9193
InvLP             960827       (130000)              70.8125
IntlLLC           960827       (70000)               70.8125